AMERICAN BONANZA GOLD CORP.

Consolidated Financial Statements
Years ended December 31, 2010, 2009 and 2008

KPMG LLP	Telephone (604) 691-3000
Chartered Accountants	Fax (604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders

We have audited the accompanying consolidated financial statements of American Bonanza Gold Corp., which comprise the consolidated balance sheets as at December 31, 2010 and December 31, 2009, the consolidated statements of operations and deficit, comprehensive loss and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

American Bonanza Gold Corp.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of American Bonanza Gold Corp. as at December 31, 2010 and December 31, 2009 and its consolidated results of operations and its consolidated cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

//s// KPMG LLP
Chartered Accountants
March 29, 2011
Vancouver, Canada

American Bonanza Gold Corp.
CONSOLIDATED BALANCE SHEETS
(In Canadian Dollars)

For the years ended December 31,

	2010	2009

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$3,104,650	$957,923
Amounts receivable (note 4)	114,442	455,680
Prepaid expenses	34,758	32,926
Marketable securities (note 5)	5,805,000	1,879,842
	9,058,850	3,326,371

DEFERRED SHARE ISSUE COSTS (note 17(a))	181,726	-

RECLAMATION BOND	20,000	20,000

PLANT AND EQUIPMENT (note 6)	1,695,530	14,760

MINERAL PROPERTIES (note 7)	30,627,219	41,973,947
	$41,583,325	$45,335,078

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable and accrued liabilities	$1,079,376	$687,940

ASSET RETIREMENT OBLIGATION (note 13)	-	36,352
	1,079,376	724,292

SHAREHOLDERS’ EQUITY:
Share capital (note 8)	61,711,669	59,977,063
Contributed surplus (note 8)	6,419,728	6,396,978
Accumulated other comprehensive income (loss) (note 9)	583,571	(242,322)
Deficit	(28,111,019)	(21,520,933)
	40,603,949	44,610,786
	$41,583,325	$45,335,078

COMMITMENTS (notes 7, 11 and 15)
SUBSEQUENT EVENTS (note 17)

APPROVED ON BEHALF OF THE BOARD:

Signed: Brian Kirwin	Director	Signed: Robert T. McKnight	Director

The accompanying notes are an integral part of these consolidated financial statements

American Bonanza Gold Corp.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(In Canadian Dollars)

For the years ended December 31,

	2010	2009	2008

EXPENSES (INCOME):
General and administrative (note 10)	$688,587	$791,781	$876,202
Stock-based compensation (note 8)	-	356,887	96,119
Exploration	283,594	208,724	134,205
Business development	257,916	168,147	149,818
Foreign exchange	13,749	22,425	8,138
Amortization	8,110	11,540	11,853
Interest and accretion of asset retirement obligation	1,431	1,813	1,723
Write-down of mineral properties (note 7)	4,214,729	10,743,555	2,075,404
Loss on mineral property disposal (note 7)	70,355	-	977,782
Loss (gain) on sale of marketable securities	1,205,004	(55,399)	-
Interest income	(79)	(21,573)	(112,140)
	6,743,396	12,227,900	4,219,104

LOSS FOR THE YEAR BEFORE INCOME TAXES	(6,743,396)	(12,227,900)	(4,219,104)

INCOME TAXES RECOVERY (note 14)	153,310	1,186,811	335,278

LOSS FOR THE YEAR	(6,590,086)	(11,041,089)	(3,883,826)

DEFICIT, beginning of year	(21,520,933)	(10,479,844)	(6,596,018)

DEFICIT, end of year	$(28,111,019)	(21,520,933)	(10,479,844)

LOSS PER COMMON SHARE
Basic and diluted	$(0.05)	$(0.09)	$(0.03)

WEIGHTED AVERAGE NUMBER OF SHARES	122,765,013	117,594,853	115,662,976

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (In Canadian Dollars)

For the years ended December 31,
	2010	2009	2008

LOSS FOR THE YEAR	$(6,590,086)	$(11,041,089)	$(3,883,826)

OTHER COMPREHENSIVE INCOME (LOSS):
Unrealized gain (loss) on available-for-sale marketable securities, net of tax (note 9)	(379,111)	(282,209)	194,867
Reclassification of loss (gain) realized in the year	1,205,004	(55,399)	-
	825,893	(337,608)	194,867

COMPREHENSIVE LOSS FOR THE YEAR	$(5,674,193)	$(11,378,697)	$(3,688,959)

The accompanying notes are an integral part of these consolidated financial statements

American Bonanza Gold Corp.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Canadian Dollars)
For the years ended December 31,

	2010	2009	2008
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Loss for the year	$(6,590,086)	$(11,041,089)	$(3,883,826)
Items not affecting cash
Stock-based compensation	-	356,887	96,119
Amortization	8,110	11,540	11,853
Accretion of asset retirement obligation	1,431	1,813	1,723
Write-down of mineral properties	4,214,729	10,743,555	2,075,404
Non-cash portion of loss on sale of properties	70,355	-	977,782
Loss (gains) on marketable securities	1,205,004	(55,399)	-
Future income taxes	(153,310)	(1,186,811)	(335,278)
	(1,243,767)	(1,169,504)	(1,056,223)
Changes in non-cash operating accounts
Amounts receivable	341,238	300,520	1,096,414
Prepaid expenses	(1,832)	69,832	(29,522)
Accounts payable and accrued liabilities	391,436	170,103	121,224
	(512,925)	(629,049)	131,893
INVESTING ACTIVITIES
Mineral properties	(1,783,036)	(1,840,431)	(3,725,264)
Payment received on mineral property sale, net of costs (note 7)	3,631,897	-	1,983,731
Sale of marketable securities, net of commission (note 5)	960,191	572,453	-
Refund of reclamation bond	-	-	2,000
Plant and equipment	(1,476,380)	-	(7,787)
	1,332,672	(1,267,978)	(1,747,320)
FINANCING ACTIVITIES
Issue of common shares, net of issue costs	1,508,706	204,314	-
Deferred share issue costs	(181,726)	-	-
	1,326,980	-	204,314

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2,146,727	(1,692,713)	(1,615,427)
CASH AND CASH EQUIVALENTS, beginning of year	957,923	2,650,636	4,266,063
CASH AND CASH EQUIVALENTS, end of year	$3,104,650	$957,923	$2,650,636

SUPPLEMENTARY INFORMATION:

Cash flows include the following elements:
Interest paid	$-	$-	$77,122
Interest received	79	21,573	112,140
Income taxes paid	-	-	-
Non-cash financing and investing transactions:
Common shares received as proceeds on mineral Property sale (note 7)	5,175,300	-	2,362,500
Common shares issued for property and equipment	212,500	-	-
Future income tax liability and share issue costs incurred on renouncement of exploration expenditures (note 8)	63,850	-	315,165

The accompanying notes are an integral part of these consolidated financial statements

American Bonanza Gold Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2010, 2009 and 2008

1.	NATURE OF OPERATIONS

American Bonanza Gold Corp. (the “Corporation” or “Company”) was incorporated in British Columbia on December 10, 2004. The Corporation is an exploration stage mining company engaged in the identification, acquisition, exploration and development of precious metals properties located in the United States and Canada. The Corporation has not yet determined whether its mineral properties contain mineral reserves which are economically recoverable with the exception of Copperstone property (notes 7(a)). The recoverability of amounts capitalized is dependent upon the discovery of economically recoverable reserves, securing and maintaining title in the properties and obtaining the necessary financing to complete the exploration and development of these projects and upon the attainment of future profitable production. The amounts capitalized as mineral properties, net of impairment recognised, represent costs to date, and do not necessarily represent present or future values.

These financial statements have been prepared by management on a going-concern basis, which assumes the Company will continue in operation for the foreseeable future and will be able to realize its assets and settle its liabilities and commitments in the normal course of business. Subsequent to December 31, 2010, the Company completed a public offering of 50 million units for gross proceed of $17.5 million. The Company anticipates that such cash resource will adequately fund the development costs until generation of operating revenue of the Copperstone property and other operating cash flow requirements in 2011. These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary should the going concern assumption become inappropriate.

2.	CHANGES IN ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS

Recent Accounting Pronouncements

Adoption of International Financial Reporting Standards

The Canadian Accounting Standards Board has announced that Canadian publicly accountable enterprises will adopt IFRS as issued by the International Accounting Standards Board effective January 1, 2011. The Corporation is in the process of assessing the impact of the differences in accounting standards on the Corporation's consolidated financial statements. The Corporation expects to make changes to processes and systems in time to enable the Corporation to record transactions under IFRS, including 2010 fiscal period financial statements presented for comparative purposes in the 2011 financial year.

Business Combinations

In December 2008, the Accounting Standards Board (“AcSB’) issued CICA Handbook Section 1582, Business Combinations, which is converged with International Financial Reporting Standards (“IFRS”) 3, Business Combinations, and replaces CICA Handbook Section 1581, Business Combinations. Section 1582 provides guidance on the application of the purchase method of accounting for business combinations. In particular, Section 1582 addresses the determination of the carrying amount of the assets and liabilities of an acquired company, goodwill and accounting for a non-controlling interest at the time of the business combination. The new standard is effective on a prospective basis to business combinations for which the acquisition date is on or after January 1, 2011. Earlier application is permitted. If an entity applies this Section before January 1, 2011, it shall also adopt CICA Handbook Section 1601 and CICA Handbook Section 1602. This new standard will only have an impact on the Company’s financial statements for future acquisitions if the Company early adopts the standard.

Consolidated Financial Statements and Non-controlling Interests

In December 2008, the AcSB issued CICA Handbook Section 1601, Consolidated Financial Statements, which replaces CICA Handbook Section 1602, Consolidated Financial Statements. Section 1601 establishes standards for the preparation of consolidated financial statements, and applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted as of the beginning of a fiscal year. An entity adopting CICA Handbook Section 1601 for a fiscal year beginning before January 1, 2011 also must adopt CICA Handbook Section 1582, and CICA Handbook Section 1602.

American Bonanza Gold Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2010, 2009 and 2008

2.	CHANGES IN ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS (continued)

Non-controlling Interests

In December 2008, the AcSB issued CICA Handbook Section 1602, Non-controlling Interests, which establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. Section 1602 applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted as of the beginning of a fiscal year. An entity adopting CICA Handbook Section 1602 for a fiscal year beginning before January 1, 2011 also must adopt CICA Handbook Section 1582, and CICA Handbook Section 1601.

These new standards have no impact on the Company’s financial statements as the Company did not early adopt these standards and will apply IFRS from January 1, 2011.

3.	SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles, the measurement principles of which materially conform with those established in the United States of America (“US GAAP”), except as explained in note 16.

Principles of consolidation

The consolidated financial statements include the accounts of the Corporation and its wholly-owned subsidiary, Bonanza Explorations Inc. (a United States, Nevada corporation).

All inter-company transactions and balances have been eliminated upon consolidation.

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant areas requiring the use of management estimates and assumptions relate to the determination of the recoverability of mineral property deferred costs, amounts receivable, future income tax assets and liabilities, asset retirement obligations and assumptions used in valuing options and warrants in stock-based compensation calculations. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit with banks or highly liquid short-term interest bearing securities that are readily convertible to known amounts of cash and those that have maturities of three months or less when acquired.

Marketable securities

Marketable securities are classified as available-for-sale and are carried at the fair value based upon quoted market prices. Changes in fair value are included in other comprehensive income, unless a loss is other than temporary, in which case the loss is charged to operations.

American Bonanza Gold Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2010, 2009 and 2008

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Mineral properties, deferred exploration costs and government assistance

Costs related to mineral activities, which include the investigation, acquisition, exploration, and development of mining properties, are capitalized on a property-by-property basis until such time as the property is placed in production, is sold or abandoned or determined to be impaired. Where exploration activities are conducted jointly with others, only the Corporation’s proportionate cost in the related mineral projects is included in the financial statements. These deferred expenditures are amortized on a units-of-production basis over the estimated useful life of the property based upon proven and probable reserves following commencement of production or written off if the property is abandoned, sold or determined to be impaired. If no exploration activity occurs on properties over a three-year period, there is a presumption of impairment under existing accounting guidelines.

The recovery of the carrying amount of mineral properties is dependent upon the future commercial success of the properties or from proceeds of disposition. The amounts shown for mineral properties, net of impairment realized, represent costs incurred to date and are not intended to reflect present or future values.

The Corporation qualifies for mineral exploration assistance programs associated with the exploration and development of mineral properties located in Quebec. Recoverable amounts are offset against deferred exploration costs incurred when the Corporation has complied with the terms and conditions of the program and the recovery is reasonably assured.

Option payments received on mineral properties are credited against previous capitalized costs.

Office equipment

Office equipment, consisting of office and computer equipment, are recorded at cost and are amortized on a straight-line basis over five years.

Assets under construction

The Company is in the process of acquiring its production equipment including mill, crushers and mobile equipment. Most of this equipment is used and requires refurbishing and offsite preparation prior to construction in the Copperstone site. None of this equipment is ready for its intended use as of December 31, 2010 and hence no amortization was taken during the current fiscal period.

Foreign currency translation

The reporting and functional currency of the Corporation is the Canadian dollar. The functional currency of its United States subsidiary is also the Canadian dollar.

As the Corporation’s U.S. subsidiary is considered an integrated subsidiary (dependent on funding from its parent), the temporal method of translating the accounts of the foreign subsidiaries has been adopted. Under this method, monetary assets and liabilities are translated to Canadian dollars at the prevailing year end exchange rate. Non-monetary assets and liabilities are translated at historical exchange rates. Revenue and expense items are translated at the average rate of exchange for the year. Translation gains and losses are included in the statement of operations.

Financial instruments

The Corporation classifies all financial instruments as either held-to-maturity, available-for-sale, held for trading, loans and receivables and other liabilities. Financial assets held to maturity, loans and receivables and financial liabilities other than those held for trading, are measured at amortized cost. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income, unless a loss is other than temporary, in which case the loss is charged to operations. Instruments classified as held for trading are measured at fair value with unrealized gains and losses recognized in the statement of operations.

American Bonanza Gold Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2010, 2009 and 2008

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

The Corporation has classified its cash and cash equivalents as held for trading and therefore measures them at fair market value, with the unrealized gain or loss recorded in income. The amounts receivable has been classified as loans and receivable and accounts payable and accrued liabilities are classified as other liabilities.

The Corporation has classified its marketable securities as available-for-sale securities and therefore carries them at fair value, with unrealized gains or losses recorded in shareholders’ equity as a component of other comprehensive income unless a decline in fair value is other than temporary, in which case such accumulated loss would be recognized in income. These amounts will be reclassified from other comprehensive income to net income when they are realized.

For certain of the Corporation’s financial instruments, including cash and cash equivalents, amounts receivable, and accounts payable and accrued liabilities, the carrying amounts approximate fair values due to their short-term to maturity.

Comprehensive Income

Comprehensive income is the change in shareholders’ equity during a period from transactions and other events and circumstances from non-owner sources. The Corporation reports a consolidated statement of comprehensive loss and accumulated other comprehensive income (loss) in the shareholders’ equity section of the consolidated balance sheet. The components include unrealized gains and losses on securities classified as available-for-sale and foreign currency translation adjustments on self-sustaining foreign operations. The components of accumulated other comprehensive loss for the years ended December 31, 2010 and 2009 are disclosed in notes 5 and 9.

Foreign exchange gains and losses existing from the translation of the financial statements of the Corporation’s operations, formerly determined to be self-sustaining foreign operations, are presented in accumulated other comprehensive income (loss).

Income taxes

The Corporation accounts for income taxes under the asset and liability method. Under this method, temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount are used to calculate future income tax assets or liabilities. Future income tax assets or liabilities are measured using tax rates anticipated to be in effect in the periods that the temporary differences are expected to be settled or realized. A valuation allowance is provided to the extent that it is more likely than not that future income tax assets will not be realized. The effect of a change in income tax rates on future income tax assets and liabilities is recognized in income in the period that the change occurs.

Loss per share

Basic loss per share is calculated by dividing net loss available to the shareholders by the weighted average number of common shares outstanding during the year. Diluted earnings per share is calculated to reflect the dilutive effect of exercising outstanding stock options and warrants by application of the treasury stock method. Outstanding stock options and share purchase warrants that would potentially dilute basic loss per share have not been included in the computation of diluted loss per share because to do so would be anti-dilutive.

Asset retirement obligations

The present value of future asset retirement obligations is recorded as a liability when that liability is incurred with a corresponding increase in the carrying value of the related assets. The liability is accreted to the amount ultimately payable over the period to the date it is paid.

American Bonanza Gold Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2010, 2009 and 2008

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of long-lived assets

The Corporation determines if any impairment exists when events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. An impairment loss is then required if the carrying amount of a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. The amount of loss is measured as the amount by which the long-lived asset’s carrying value exceeds its fair value.

Segmented information

The Corporation conducts its business in a single operating segment being the acquisition, exploration and development of mineral properties. All mineral properties are located in Canada and in the United States as detailed in note 7.

Comparative figures

Certain comparative figures have been reclassified where applicable to conform with the presentation adopted in the current year.

4.	AMOUNTS RECEIVABLE

Amounts receivable consist of the following:
	2010	2009
	$	$

Goods and services and harmonized sales tax	25,705	6,077
Quebec sales tax	17,603	8,849
Mining duties and refundable tax credits receivable	68,505	433,998
Other	2,629	6,756

	114,442	455,680

Government Assistance

The Corporation qualifies for mineral exploration assistance programs associated with incurring exploration and development expenditures on mineral properties located in Quebec. The assistance programs are comprised of a Refundable Tax Credit of 35% of eligible exploration expenses pursuant to Quebec’s Taxation Act and a further 12% refundable credit on eligible expenditures pursuant to Quebec’s Mining Duties Act.

5.	MARKETABLE SECURITIES

	December 31, 2010
	Fair Value	Cost	Accumulated unrealized gains
	$	$	$

- Balmoral Resources	5,805,000	5,175,000	630,000

American Bonanza Gold Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2010, 2009 and 2008

5.	MARKETABLE SECURITIES (continued)

	December 31, 2009
	Fair Value	Cost	Accumulated unrealized gains (losses)
	$	$	$

- Hawthorne Gold Corp.	1,879,842	2,155,646	(275,804)

On June 22, 2007, the Corporation received 1,500,000 common shares of Cusac Gold Mines Ltd. (“Cusac”) upon the execution of an option agreement. The shares were valued as $300,000 based on quoted market value of the shares.

In April 2008, Cusac and Hawthorne Gold Corp. (“Hawthorne”) merged whereby holders of Cusac common shares received one Hawthorne common share in exchange for 19 common shares of Cusac. Subsequent to the merger, the Corporation therefore held 78,947 shares of Hawthorne. On December 30, 2008 the Corporation received an additional 6,750,000 common shares from Hawthorne which was valued at $2,362,500 based on the quoted market price on that date. During 2009, the Corporation sold 1,300,000 Hawthorne shares for a gross proceed of $575,566 and realised a gain of $68,712. As at December 31, 2009, the Hawthorne common shares fair value was $1,879,842.

During the year ended December 31, 2010 the Corporation disposed of the remaining 5,528,947 shares of Hawthorne for gross proceeds of $976,535 and realised a loss of $1,205,004.

In November 2010, the Corporation signed a definitive agreement with Balmoral Resources Ltd. (“Balmoral”) for the sale of the Corporation’s eastern Canadian exploration properties. In consideration for the properties, Balmoral made a one-time cash payment to Bonanza of $3.7 million dollars and issued 4.5 million common shares of Balmoral to the Corporation valued at $1.15 per share or $5,175,000 in total on that date. As of December 31, 2010 these shares were valued at $5,805,000 resulting in an unrealized gain of $630,000.

6.	PLANT AND EQUIPMENT, ASSETS UNDER CONSTRUCTION

			December 31,	December 31,
			2010	2009
		Accumulated	Net Carrying	Net Carrying
	Cost	Amortization	Amount	Amount
	$	$	$	$
Office equipment	126,881	120,231	6,650	14,760
Assets under construction:
Mill and plant equipment	1,688,880	-	1,688,880	-
Balance, end of period	1,815,761	120,231	1,695,530	14,760

7.	MINERAL PROPERTIES

Project	2010	2009
	$	$

Copperstone (a)	30,627,219	28,885,347
Fenelon (b(i))	-	5,000,000
Gold Bar (c)	-	200,000
Northway (b(ii))	-	4,644,865
Martiniere (b(ii))	-	3,243,735
	30,627,219	41,973,947

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2010, 2009 and 2008

7.	MINERAL PROPERTIES (continued)

Schedule of mineral property expenditures during 2010:

								December
							Total	31,
	Copperstone	Fenelon	Gold Bar	Northway	Martiniere	Northshore	2010	2009

	$	$	$	$	$	$	$	$

Balance, beginning of period	28,885,347	5,000,000	200,000	4,644,865	3,243,735	-	41,973,947	50,877,071

Decline, drilling and underground support	63,601	-	-	-	-	-	63,601	1,890
Geological consulting and related	569,252	100,783	-	20,109	15,122	-	705,266	834,573
Assaying	-	-	-	-	-	-	-	9,218
Feasibility	560,775	-	-	-	-	-	560,775	760,749
Engineering/environmental	9,532	-	-	-	-	-	9,532	4,399
Advance royalty payment	-	-	-	-	-	-	-	33,000
BLM land payments/permit, licenses	364,889	26,646	-	-	-	2,689	394,224	91,603
Computer and related	30,469	-	-	-	-	-	30,469	5,798
Site maintenance and camp:
Utilities and power	37,761	-	-	-	-	-	37,761	32,303
Property caretakers	72,060	79,409	-	-	-	-	151,469	144,534
Equipment and truck rental	17,810	-	-	-	-	-	17,810	10,953
Telephone	1,131	8,189	-	-	-	-	9,320	12,224
Maintenance, supplies, other	14,592	105,754	-	1,120	1,120	-	122,586	122,884
Cost recovery - facility rental	-	(86,726)	-	-	-	-	(86,726)	(51,402)

Accrued government subsidies/repayments	-	(29,805)	-	(4,029)	(2,191)	-	(36,025)	(172,295)
Joint venture recovery	-	-	-	(197,025)	-	-	(197,025)	-
Sale of mineral properties (note 7(b))	-	(3,595,484)	-	(3,074,326)	(2,243,092)	(2,134)	(8,915,036)	-
Write-down of mineral properties (note 7(b) and (c))	-	(1,608,766)	(200,000)	(1,390,714)	(1,014,694)	(555)	(4,214,729)	(10,743,555)

	1,741,872	(5,000,000)	(200,000)	(4,644,865)	(3,243,735)	-	(11,346,728)	(8,903,124)

Balance, end of period	30,627,219	-	-	-	-	-	30,627,219	41,973,947

American Bonanza Gold Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2010, 2009 and 2008

7.	MINERAL PROPERTIES (continued)

(a) Copperstone

The Corporation is engaged in exploring and developing the Copperstone gold property in La Paz County, Arizona, United States. The Corporation holds a 100% leasehold interest in the Copperstone Project. The landlord is The Patch Living Trust and the lease was for a 10 year term starting June 12, 1995 and was renewed for a further ten years on and from June 12, 2005. The lease is renewable for one or more ten-year terms at the Corporation’s option under the same terms and conditions. The Corporation is obligated to pay for all permitting and state lease bonding, insurance, taxes, and to pay a 1% production gross royalty with the royalty increasing to 6% if the price of gold is over US$551 per ounce. The Corporation pays a minimum advance royalty per year of US$30,000.

The Corporation is required to pay to a third party $70,000 from initial proceeds from mineral extracted from the D-Zone of the Copperstone property and a Net Smelter royalty of 3% from the first 50,000 tonnes of mineralized material extracted from the D-Zone.

During 2002, the Corporation entered into a mining services agreement with an Underground Mining Contractor (“Mining Contractor”) for purposes of the development and extension of an existing underground decline in the D-Zone to establish underground infrastructure for subsequent exploration and development programs. On the basis of meeting certain predetermined performance criteria, the Mining Contractor can earn up to a 5% net profits royalty from the D-Zone bulk sample of up to 50,000 tons of mineralized material that may be completed.

All required property payments were made with respect to the Copperstone project as of December 31, 2010 and all claims are in good standing until August 2011.

(b) Canadian mineral interests

At September 30, 2010, the Corporation wrote down the carrying value of its Fenelon, Northway, Martiniere and Northshore properties by $4,014,729 due to anticipated sale of these mineral properties to Balmoral. The expected proceeds exceeded the then carrying value of these properties by $4,014,729. This amount was allocated to the properties in proportion to their carrying values prior to the write-down.

During the quarter ended December 31, 2010, the Corporation disposed of these Canadian properties for $3.7 million and 4.5 million Balmoral common shares as consideration. The gross proceeds were $8,875,000. The total carrying value of all the Canadian properties was $ 8,915,036 resulting in a loss of $70,355 after considering other transaction related charges and certain asset retirement obligations being assumed by the buyer.

The properties previously owned by the Corporation located in Quebec and Ontario are summarized as follows:

(i) Fenelon Project, Quebec

The Fenelon property, located in the Province of Quebec is approximately 30 kilometers east of the Corporation’s Martiniere gold property, consists of 454 mining claims totaling 17,830 acres. The Corporation acquired its 38% interest in the Fenelon project and an option to acquire the remaining 62% interest as a result of the Arrangement in 2005. Pursuant to a 1998 agreement between Cyprus Canada Inc. (“Cyprus”) and International Taurus Resources Inc. (“Taurus”) and amended in 2000, Taurus was required to pay certain consideration to exercise its option to acquire Cyprus’s 62% ownership interests in the Fenelon Property and the Casa Berardi portfolio of properties (Martiniere, Northway and La Peltrie properties), which are described below in note 7(b)(ii). The remaining consideration included 2,027,579 common shares of Taurus, which were issued in previous periods, and three installments of US$150,000 (total US$450,000), with the first installment to be paid upon commencement of commercial production on any one of the properties and the remaining installments to be made six and twelve months thereafter.

The remaining installments totaling US$450,000 are required to be paid in order to exercise the Corporation’s option to acquire Cyprus’ 62% ownership in the Fenelon property and Cyprus’ interest in the Casa Berardi portfolio of properties.

American Bonanza Gold Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2010, 2009 and 2008

7.	MINERAL PROPERTIES (continued)

(b)(i) Fenelon Project, Quebec (continued)

Cyprus will maintain a net smelter return royalty to a maximum of 2% and minimum of 1% in certain conditions on commercial production attributable to Taurus. Upon making the total payment of $450,000, the Corporation would own a 100% interest in the Fenelon property and Casa Berardi portfolio of properties subject only to the right of Cyprus to receive the net smelter return royalty.

During the fourth quarter of 2009, it was determined that, due to market conditions and management's intentions in respect of Fenelon, there was an impairment of the amounts capitalized in respect of this project. An impairment of $10,743,555 was recorded to reduce the carrying amount to the estimated fair value of $5,000,000. This represents management's best estimate of the value that will be recovered based on a net present value approach. Key assumptions in the estimate include future gold prices, recoverable ounces of gold and the discount rate applied, as well as the availability of necessary financing. Actual outcomes could differ materially from this estimate.

During the year 2010, the Company recorded a write-down and sold the Fenelon property.

(b)(ii) Casa Berardi Exploration Portfolio, Quebec

Pursuant to the Option Agreement, as amended by an agreement dated May 1, 2000, between Taurus and Cyprus (note 7(b)(i)), Cyprus granted to Taurus the right to explore certain mineral properties and granted to Taurus an option to purchase all of Cyprus’ interest in Cyprus’ entire Casa Berardi exploration portfolio in the province of Quebec, Canada (the Cyprus Properties). The Taurus exploration portfolio comprises four properties: the Fenelon Project, Martiniere “D”, Northway and La Peltrie located within the Casa Berardi sector of the Abitibi Greenstone belt.

To earn all of Cyprus’ 100% interest in all of the Cyprus Properties, the Corporation must make the cumulative combined payments of US$450,000, commencing on commercial production, which are described above under note 7(b)(i). Once these payments are made, Cyprus is to relinquish all of its rights in respect of all of the properties in exchange for a minimum 1% NSR royalty from certain properties having an underlying royalty and a maximum 2% NSR royalty on those properties not subject to other royalty burdens.

The Martiniere property is located 600 kilometers northwest of Montreal and consists of 226 unpatented crown mining claims covering approximately 3,000 hectares, which are subject to a 2% Net Smelter Return royalty. The Corporation’s Fenelon project is 30 kilometers to the east. The Corporation’s option with Cyprus is for a 100% interest in this property.

The Northway project is located in Quebec, 25 kilometers south of Matagami and 530 kilometers northwest of Montreal. The property consists of two contiguous claim blocks: the 113-claim, 1,600 hectare block and the contiguous 114 claim, 2,000 hectare Noyon block. The Corporation’s option with Cyprus was for a 75% interest in this property with the remaining 25% interest with Caspian Energy Inc. On the Northway block, there is a 2% Net Smelter Return royalty, which may be bought out entirely. During 2006, the Corporation entered into an agreement to acquire the remaining 25% interest of the Northway property from Caspian Energy Inc. in exchange for cash totalling $150,000. As of December 31, 2007 the Corporation had paid the final $75,000 instalment and received the 25% interest.

Effective November 15, 2007, the Corporation entered into an agreement with Agnico-Eagle Mines Limited (“Agnico-Eagle”) for the joint exploration and development of the Corporation’s Northway property and Agnico-Eagle’s Vezza property. During 2009, the Corporation and Agnico-Eagle agreed to terminate the agreement.

During the year 2010, the Company recorded a write-down and sold the Martiniere and Northway properties.

American Bonanza Gold Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2010, 2009 and 2008

7.	MINERAL PROPERTIES (continued)

(b)(iii) Northshore Project, Ontario

The Northshore gold property is 100% owned by the Corporation and comprises 550 acres of patented mining claims, situated in Priske Township, Ontario. A NSR royalty ranging from 2% to a maximum of 5% is payable, increasing with gold production in excess of one million ounces. No expenditures, other than the payment of taxes, are required to maintain the property.

During the year ended December 31, 2008, the Corporation wrote-off the carrying value of this property of $979,655 and the property expenditures totalling $2,134 were written off during the year 2010.

During the year 2010, the Company recorded a write-down and sold the Northshore property.

(c) Gold Bar

The Gold Bar property is located in Eureka County, 50 kilometers northwest of Eureka, Nevada. Gold Bar is subject to a 2% net smelter royalty capped at US$1,000,000 on future production. All required payments have been made to hold the claims in good standing until August 2011. Northern Canadian Minerals Inc. holds a 5% interest in the Gold Bar property subject to certain dilution provisions.

During the year ended December 31, 2008, the Corporation wrote-down the carrying amount of the Gold Bar property by $880,785 to $200,000 due to limited exploration activity in the last three years and based upon management’s current plans with respect to the property.

As of December 31, 2010, the Corporation wrote off the carrying value of $200,000 as no exploration activity has occurred on this property in recent years.

(d) Other

The Oatman property is located in Mohave County in Northwest Arizona and covers 600 hectares acquired through the staking of 67 unpatented mining claims in November, 2003.

The Belmont property is located in the Belmont Mining District of Nevada in Nye County, about 40 miles north of Tonopah, in the Walker Lane Mineral Belt. The Corporation acquired the property covering 200 hectares through the staking of 23 unpatented mining claims in February 2004.

The Hassayampa property is located in Yavapai County, central Arizona. The Corporation acquired the property covering 600 hectares through the staking of 73 unpatented mining claims in February, 2004. The Hassayampa project lies within the Black Rock Mining District.

The Vulture Property is located in Maricopa County, central Arizona. The Corporation acquired the property covering 500 hectares through the staking of 61 claims in July, 2004.

During the year ended December 31, 2008, the Corporation wrote-off the carrying value of the Oatman, Belmont, Hassayampa and Vulture properties totalling $214,964 as no exploration activity has occurred on these properties in recent years. This write-down is required to comply with existing accounting guidelines.

8.	SHARE CAPITAL

Authorized

The Corporation is authorized to issue an unlimited number of common shares and an unlimited number of Class A Preferred Shares without par value. No Class A Preferred Shares have been issued.

American Bonanza Gold Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2010, 2009 and 2008

8.	SHARE CAPITAL (continued)

Issued	Number of
	Common
	Shares	Amount
		$
Balance, December 31, 2007	115,662,976	60,087,914
Flow-through renunciation	-	(315,165)
Balance, December 31, 2008	115,662,976	59,772,749
Private placement – net of share issue costs	2,582,913	204,314
Balance, December 31, 2009	118,245,889	59,977,063
Flow-through renunciation (see below)	-	(63,850)
Private placements – net of share issue costs	9,603,383	1,393,081
Shares issued for plant purchase	1,250,000	212,500
Exercise of options	1,100,000	115,625
Re-class option exercised	-	77,250
Balance, December 31, 2010	130,199,272	61,711,669

On April 2, 2009, the Corporation completed a non-brokered private placement of 2,582,913 flow-through shares, at a price of $0.08 per share for gross proceeds of approximately $206,600. No commission was paid on the financing.

During 2010, exploration expenditures relating to flow-through shares totalling $206,600 were renounced resulting in the Corporation recording a future tax liability of $63,850 with the offset charged to share issue costs.

On June 16, 2010 the Corporation completed a non-brokered private placement of 1,594,500 flow-through common shares, at a price of $0.16 per common share for gross proceeds of $255,120. No commission was paid on the financing.

On August 10, 2010 the Corporation completed a non-brokered private placement of 3,333,717 Units at a price of $0.15 per Unit for gross proceeds of approximately $500,000. Each Unit consists of one common share, and one half of one common share purchase warrant with each full warrant entitling the holder to acquire one common share at a price of $0.23 until August 11, 2012. A 5% cash finder’s fee was paid on the financing.

On August 16, 2010 the Corporation closed the purchase of a milling and flotation plant for a purchase price of US$400,000 and the issuance of 1,250,000 common shares. The common shares issued were valued at $0.17 per share for $212,500.

On August 24, 2010 the Corporation completed a non-brokered private placement of 4,675,166 Units at a price of $0.15 per Unit for gross proceeds of approximately $700,000. Each Unit consists of one common share and one half of one common share purchase warrant, with each full Warrant entitling the holder to acquire one common share at a price of $0.23 until August 24, 2012.

Options

The Corporation grants incentive stock options as permitted pursuant to the Corporation’s Stock Option Plan (the “Plan”) approved by the shareholders. The Plan has been structured to comply with the rules of the Toronto Stock Exchange (“TSX”). The aggregate number of common shares which may be subject to option at any one time may not exceed 10% of the issued common shares of the Corporation as of that date – including options granted prior to the adoption of the Plan. All options may not be granted for a term exceeding 5 years, and the term will be reduced to one year following the date of death. If the Optionee ceases to be qualified to receive options from the Corporation those options shall immediately terminate.

American Bonanza Gold Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2010, 2009 and 2008

8.	SHARE CAPITAL (continued)

As at December 31, 2010, the Corporation has stock options outstanding to acquire an aggregate of 10,560,000 common shares and are held by directors, officers, employees and consultants, exercisable at prices between $0.06 and $0.22 per share at varying times up until July 28, 2014.

	Number of	Weighted average
	Options	exercise price

Balance, December 31, 2007	9,202,500	$0.61
Expired	(390,000)	$1.21
Cancelled	(6,862,500)	$0.68
Granted	2,385,000	$0.07

Balance, December 31, 2008	4,335,000	$0.14
Granted	7,325,000	$0.08

Balance, December 31, 2009	11,660,000	$0.10
Exercised	(1,100,000)	$0.12

Balance, December 31, 2010	10,560,000	$0.10

On May 26, 2008 and December 17, 2008, the Corporation cancelled a total of 5,752,500 options held by certain officers and directors with exercise prices significantly above market prices for nominal consideration. The remaining cancellations were due to terminations in the year.

The following table summarizes stock options outstanding and exercisable at December 31, 2010:

Number of
Options	Exercise Price	Expiry Date

1,900,000	$0.220	November 6, 2012
1,910,000	$0.070	August 6, 2013
2,530,000	$0.060	January 26, 2014
3,720,000	$0.085	March 18, 2014
500,000	$0.090	July 28, 2014

10,560,000

During the year ended December 31, 2010, under the fair value based method, $Nil (2009 – $356,887, 2008 - $96,119) in compensation expense was recorded for options granted to employees and non-employees and charged to operations.

The fair value of stock options used to calculate compensation expense has been estimated using the Black-Scholes option pricing model using the following weighted average assumptions:

	2010	2009	2008

Risk free interest rate	-	1.84%	3.06%
Expected dividend yield	-	0%	0%
Stock price volatility	-	80%	78%
Expected life of options	-	5.0 years	5.0 years

The weighted average fair value of options granted during the year ended December 31, 2009 was $0.05 (2008 - $0.04) ..

American Bonanza Gold Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2010, 2009 and 2008

8.	SHARE CAPITAL (continued)

Warrants

At December 31, 2010, the Corporation had 4,004,441 outstanding common share purchase warrants.

		Weighted
	Number of	Average
	Warrants	Exercise Price
		$

Balance, December 31, 2007	9,855,300	0.32
Expired	(5,574,080)	0.34

Balance, December 31, 2008	4,281,220	0.30
Expired	(4,281,220)

Balance, December 31, 2009	-
Granted	4,004,441	0.23

Balance, December 31, 2010	4,004,441	0.23

The following table summarizes the warrants outstanding and exercisable at December 31, 2010:

Number of
Warrants	Exercise Price	Expiry Date

1,666,858	$0.23	August 11, 2012
2,337,583	$0.23	August 24, 2012

4,004,441

Contributed Surplus

The following summarizes contributed surplus activity:

Amount
$
Balance, December 31, 2007	5,943,972
Stock-based compensation	96,119
Balance, December 31, 2008	6,040,091
Stock-based compensation	356,887
Balance, December 31, 2009	6,396,978
Re-class for options exercised	(77,250)
Balance, December 31, 2010	6,319,728

American Bonanza Gold Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2010, 2009 and 2008

9.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Amount
$
Accumulated other comprehensive income at December 31, 2008	95,286
Other comprehensive loss for the year - unrealized loss on available-for-sale securities	(274,878)
Realised gain on disposal of available-for-sale securities	(62,730)
Accumulated other comprehensive loss at December 31, 2009	(242,322)
Unrealized loss on available-for-sale securities - Hawthorne	(919,651)
Realised loss on disposal of available-for-sale securities – Hawthorne	1,205,004
Unrealized gain on available-for-sale securities – Balmoral, net of tax of $89,460	540,540
Accumulated other comprehensive gain at December 31, 2010	583,571

The components of other accumulated comprehensive income are:

	December 31,	December 31,	December 31,
	2010	2009	2008
	$	$	$

Currency translation gain	43,031	43,031	43,031
Unrealized loss on Bayswater Uranium	-	-	(7,275)
Unrealized gain/(loss) on Hawthorne Gold Corp.	-	(285,353)	59,530
Unrealized gain on Balmoral Resources	630,000	-	-
	673,031	(242,322)	95,286

10.	GENERAL AND ADMINISTRATIVE EXPENSES

	2010	2009	2008
	$	$	$

Management fees, consulting and salaries	292,590	440,601	335,877
Office and administration	12,358	46,203	113,922
Legal and accounting	134,928	121,655	104,700
Insurance	40,488	67,676	94,867
Public company expenses	208,223	115,646	226,836
	688,587	791,781	876,202

11.	LEASE OBLIGATION

The Corporation is committed under lease agreements expiring May 31, 2011 for office premises in Vancouver in the amount of $52,000 per year and for the office premises in Reno in the amount of $26,900 per year.

The Corporation’s lease obligation to The Patch Living Trust on the Copperstone mineral property is disclosed in note 7(a).

American Bonanza Gold Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2010, 2009 and 2008

12.	RELATED PARTY TRANSACTIONS

(a)

The Corporation shares certain premises and facilities with companies which have certain directors in common, under cost-sharing arrangements. During the year ended December 31, 2010 the Corporation recovered management and consulting fees of $79,091 (2009 – $82,375; 2008 – $146,150) and general and administration expenses of $133,409 (2009 - $54,125; 2008 – $82,719) from these companies.

(b)	As at December 31, 2010, there were $2,629 (2009 - $4,741) of accounts receivable due from companies with certain directors in common.

13.	ASSET RETIREMENT OBLIGATION

Prior to the disposition of the Fenelon property, the Corporation’s asset retirement obligations consisted of reclamation and closure costs for the Fenelon project based on the present value of obligations estimated to incur in the next 4 years. Significant reclamation and closure activities were to include land rehabilitation, demolition of buildings and ongoing care and maintenance and other costs.

The liability for reclamation and closure cost obligations prior to disposal was $37,783 (December 31, 2009 - $36,352). An accretion expense component of $1,431 (2009 - $1,360; 2008 - $1,723) has been charged to operations in the year ended December 31, 2010 to reflect an increase in the carrying amount of the asset retirement obligation which has been determined using a discount rate of 5.25% .

During the year 2010, as a result of disposition of the Fenelon project (note 7(b)), the liability accrued of $37,783 was written off against the loss of disposal for the property as it was assumed by the purchaser in the transaction. As at December 31, 2010, the Company has not yet incurred any retirement obligation in respect of the Copperstone Project.

14.	INCOME TAXES

(a) Effective tax rate:

The effective income tax rates differ from Canadian statutory rates for the following reasons in the years ended December 31, 2010, 2009 and 2008:

	2010	2009	2008
	$	$	$

Combined federal and provincial tax rates at the expected rate of 29.9% (2009 – 30.9%; 2008 – 31.0%)	(2,016,275)	(3,752,650)	(1,307,922)
Permanent differences	-	100,586	29,797
Change in valuation allowance	195,376	1,891,603	1,332,561
Future tax recovery resulting from reduction in statutory rate and expiry of loss carry-forwards and other	1,757,049	902,306	(389,714)
Write-off future income tax liability	-	(328,656)	-
Tax-effect of unrealized gains recorded to OCI	(89,460)	-	-

Recovery of income taxes	(153,310)	(1,186,811)	(335,278)

The Corporation has Canadian tax loss carry forwards of approximately $4.5 million as at December 31, 2010. The non-capital losses can offset future income for tax purposes which expire between 2026 and 2029. In addition, the Corporation has approximately $16 million of resource pools in Canada and $27 million in the United States as at December 31, 2010, which can be utilized to be deducted against future resource profits.

American Bonanza Gold Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2010, 2009 and 2008

14.	INCOME TAXES (continued)

The income tax recovery for the years ending December 31, 2010, 2009 and 2008 are as follows:

	2010	2009	2008
	$	$	$

Current	-	-	-
Future tax recovery	(153,310)	1,186,811	335,278
	(153,310)	1,186,811	335,278

(b) Significant components of the Corporation’s future income tax assets and liabilities are as follows:

	2010	2009
	$	$

Future income tax assets:
Tax loss carry forwards-non-capital loss	2,443,895	3,480,976
Tax loss carry forwards- capital loss	160,789	-
Book and tax base differences on resource properties	3,313,422	3,079,274
Share issue costs	37,139	22,618
Book and tax base differences on office equipment	30,509	39,381
Marketable securities	-	41,233
Asset retirement obligation	-	9,779
	5,985,754	6,673,261
Valuation allowance	(5,896,294)	(5,700,921)
Future income tax assets	89,460	972,340

Future tax liabilities:
Mineral properties	-	(972,340)
Marketable securities	(89,460)	-
Net future income tax liabilities	-	-

15.	FINANCIAL INSTRUMENTS AND MANAGEMENT OF CAPITAL

Fair values in the consolidated balance sheet:

The carrying amounts reported in the consolidated balance sheet for short term financial assets and liabilities, which includes cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities approximate fair values due to the immediate or short-term maturities of these financial instruments.

The following is a classification of fair value measurements recognized in the consolidated balance sheet using a fair value hierarchy that reflects the significance of the inputs used in making the measurements.

	Fair value measurement at reporting date using:
	December 31, 2010	Quoted prices in active markets identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets
Cash and cash equivalents	3,104,650	3,104,650	-	-
Marketable securities	5,805,000	5,805,000	-	-

American Bonanza Gold Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2010, 2009 and 2008

15.	FINANCIAL INSTRUMENTS AND MANAGEMENT OF CAPITAL (continued)

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 – Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

Cash and cash equivalents are classified as held for trading and therefore are recorded at fair value.

The carrying amounts of marketable securities are equal to fair value, which is based on active market obtained from the closing stock price.

Contractual Obligations

The following table sets forth the Corporation’s known contractual obligations as at December 31, 2010:

	Payments due by period
		Less than			More than
	Total	1 year	1-3 years	4-5 years	5 years
Contractual Obligations	$	$	$	$	$
Lease Obligation – Payment to The Patch(1)	150,000	30,000	90,000	30,000	Nil
Living Trust on Copperstone Property
Mineral Property Interests – Filing Fees	931,000	186,000	621,000	30,000	94,000
Office Rental Agreement	25,000	25,000	Nil	Nil	Nil
Total	$1,106,000	$241,000	$711,000	$60,000	$94,000
(1) Amount in U.S. dollars.

Financial risk factors

The Corporation manages its exposure to financial risks, including foreign exchange risk and interest rate risk, based on a framework to protect itself against adverse rate movements. All transactions undertaken are to support the Corporation’s ongoing business and the Corporation does not acquire or issue derivative financial instruments for trading or speculative purposes. The Corporation’s Board of Directors oversees management’s risk management practices.

The Corporation’s activities are exposed to financial risks: market risk (including currency risk and interest rate risk), credit risk and liquidity risk.

a)	Market risks

	i)	Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. Cash and cash equivalents bear interest at market rates. Other current financial assets and liabilities are not exposed to interest rate risk because of their short-term nature or being non-interest bearing.

American Bonanza Gold Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2010, 2009 and 2008

15.	FINANCIAL INSTRUMENTS AND MANAGEMENT OF CAPITAL (continued)

ii)	Currency risk

The Corporation is exposed to currency fluctuations in foreign currencies. The Corporation holds balances in cash and cash equivalents, and accounts payable and accrued liabilities in foreign currencies (US dollars) and is therefore exposed to gains or losses on foreign exchange. Based on the balance in foreign currencies as at December 31, 2010, a variance in foreign currency exchange rate of 10% would not have a significant impact on the Corporation’s financial statements.

As of December 31, 2010, the Corporation held the following US$ financial instruments:

US$
Cash and cash equivalents	916,197
Accounts payable	(163,401)

752,796

Effect of 10% variation on US exchange:	75,280

b)	Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Corporation to credit risk consist of cash and cash equivalents and amounts receivable. The Corporation has reduced its credit risk by investing its cash equivalents in guaranteed investment certificates with a Schedule 1 Canadian chartered bank. Also, as the majority of its receivables are with the governments of Quebec and Canada in the form of sales tax receivables and government’s incentives, credit risk is considered minimal.

c)	Liquidity risk

Liquidity risk is the risk that the Corporation will not be able to meet the obligations associated with its financial liabilities. As of December 31, 2010, the Corporation had enough funds available to meet its financial liabilities and future financial liabilities from its commitments in the next fiscal year. The Corporation handles liquidity risk through the management of its capital structure.

CAPITAL MANAGEMENT

The Corporation’s objectives of capital management are intended to safeguard the entity's ability to support the Corporation’s exploration and development of its mineral properties and support any expansion plans.

The capital of the Corporation consists of the items included in shareholders’ equity and debt obligations net of cash and cash equivalents. The Corporation manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the Corporation’s underlying assets.

To effectively manage the entity’s capital requirements, the Corporation has in place a planning and budgeting process to help determine the funds required to ensure the Corporation has the appropriate liquidity to meet its objectives. The Corporation may issue new shares or seek debt financing to ensure that there is sufficient working capital to meet its short-term business requirements. The Corporation is not subject to externally imposed capital requirements.

American Bonanza Gold Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2010, 2009 and 2008

16.	RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). A description of US GAAP and practices prescribed by the US Securities and Exchange Commission (“SEC”) that result in material measurement differences from Canadian GAAP are as follows:

Reconciliation

The effect of measurement differences between Canadian GAAP and US GAAP (including practices prescribed by the SEC) on the consolidated balance sheets and statements of operations and deficit and cash flows is summarized as follows:

(i)	Assets

	2010	2009
	$	$

Total assets, under Canadian GAAP	41,583,325	45,335,078
Adjustment for mineral properties land use and deferred exploration costs (note 16(a))	(26,967,192)	(27,049,319)

Total assets, under US GAAP	14,616,133	18,285,759

(ii)	Liabilities

	2010	2009
	$	$

Total liabilities, under Canadian GAAP and US GAAP	1,079,376	724,292

(iii)	Deficit

	2010	2009
	$	$

Deficit, under Canadian GAAP	(28,111,019)	(21,520,933)
Adjustment for mineral properties land use and deferred exploration costs (note 16(a))	(26,965,467)	(27,384,597)
Stock-based compensation (note 16(b))	2,874,967	2,874,967
Elimination of accumulated deficit (note 16(e))	(18,683,952)	(18,683,952)
Adjustment for income tax and mineral properties	848,609	(848,609)
Adjustment for flow-through shares (note 16(g))	(1,080,960)	1,017,110
Marketable Securities (note 16(i))	(89,460)	-

Deficit, under US GAAP	(71,207,282)	(64,546,014)

American Bonanza Gold Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2010, 2009 and 2008

16.	RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Reconciliation (continued)

(iv)	Share capital

	2010	2009
	$	$

Share capital, under Canadian GAAP	61,711,669	59,977,063
Elimination of share capital on deficit elimination (note 16(e))	18,683,952	18,683,952
Adjustment for flow-through shares (note 16(g))	230,626	166,776
Reclassification of warrant value to contributed surplus (note 16(h))	(90,454)	-

Share capital, under US GAAP	80,535,793	78,827,791

(v)	Contributed surplus

	2010	2009
	$	$

Contributed surplus, under Canadian GAAP	6,319,728	6,396,978
Stock-based compensation (note 16(b))	(2,874,967)	(2,874,967)
Warrant value (note 16(h))	90,454	-

Contributed surplus, under US GAAP	3,535,215	3,522,011

(vi)	Accumulated Other Comprehensive Income

	2010	2009
	$	$

Accumulated other comprehensive income, under Canadian GAAP	583,571	(242,322)
Marketable Securities (note 16(j))	89,460	-

Accumulated other comprehensive income, under US GAAP	673,031	(242,322)

American Bonanza Gold Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2010, 2009 and 2008

16.	RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Reconciliation (continued)

(vii)	Net loss and loss per share for the year

	Years ended December 31
	2010	2009	2008
	$	$	$

Loss for the year, under Canadian GAAP	(6,590,086)	(11,041,089)	(3,883,826)

Adjustment for mineral property land use and deferred exploration costs (note 16(a))	(1,741,872)	(1,840,431)	(3,264,938)

Adjustment for income taxes related to mineral properties adjustments (note 16(a))	-	(848,608)	50,170

Adjustment for flow through shares (note 16(g))	(63,850)	-	-

Adjustment to mineral property impairment loss (note 16(a))	1,824,000	3,674,933	-

Adjustment for marketable securities (note 16(i))	(89,460)	-	-

Loss for the year, under US GAAP	(6,661,268)	(10,055,195)	(7,098,594)
Other comprehensive income (loss):
Unrealized gain (loss) on available- for-sale marketable securities	825,893	(337,608)	194,867

Comprehensive loss, under US GAAP	(5,835,375)	(10,392,803)	(6,903,727)
Weighted average number of common shares outstanding under US GAAP, basic and diluted	122,765,013	117,594,853	115,662,976
Basic and diluted loss per share, under US GAAP	(0.05)	(0.09)	(0.06)

American Bonanza Gold Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2010, 2009 and 2008

16.	RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Reconciliation (continued)

(viii)	Statement of Cash Flows

Cash provided by (used in) operating activities

	Years ended December 31
	2010	2009	2008
	$	$	$

Cash provided by (used in) operating activities, under Canadian GAAP	(512,925)	(629,049)	131,893
Adjustment for mineral properties and deferred exploration (note 16(a))	(2,016,087)	(1,840,431)	(3,725,264)
Cash used in operating activities, under US GAAP	(2,529,012)	(2,469,480)	(3,593,371)

Cash provided by (used in) investing activities, under Canadian GAAP	1,332,672	(1,267,978)	(1,747,320)
Adjustment for mineral properties and deferred exploration (note 16(a))	2,016,087	1,840,431	3,725,264
Cash provided by (used in) investing activities, under US GAAP	3,348,759	572,453	1,977,944

Cash provided by financing activities, under Canadian GAAP	1,326,980	204,314	-
Cash provided by financing activities, under US GAAP	1,326,980	204,314	-

Cash and cash equivalents, beginning of year under Canadian GAAP and US GAAP	957,923	2,650,636	4,266,063
Cash and cash equivalents, end of year, Canadian GAAP and US GAAP	3,104,650	957,923	2,650,636

Notes to US GAAP Reconciliation:

(a)	Mineral properties and deferred exploration costs

US GAAP requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the Corporation is to estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. SEC staff has indicated that their interpretation of US GAAP requires mineral property exploration and land use costs to be expensed as incurred until commercially mineable deposits are determined to exist within a particular property as cash flows cannot be reasonably estimated

American Bonanza Gold Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2010, 2009 and 2008

16.	RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(a)	Mineral properties and deferred exploration costs (continued)

prior to such determination. Accordingly, for all periods presented, the Corporation has expensed all mineral property exploration and land use costs for US GAAP purposes. The costs remaining for US GAAP purposes relate to mineral property acquisition costs. This difference in accounting treatment has a consequential impact on the amount of impairment loss recorded.

For Canadian GAAP, cash flows relating to mineral exploration property costs are reported as investing activities. For US GAAP, these costs would be characterized as operating activities.

(b)	Stock-based compensation

As permitted by Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (“SFAS 123 – ASC718”), the Corporation continued to measure compensation costs using the intrinsic value based method for US GAAP purposes of accounting for employee stock-based compensation as prescribed by APB Opinion No. 25 and related interpretations until January 1, 2005. Under the intrinsic value method, compensation cost is the excess, if any, of the quoted market value of the stock at the date of the granting of options to employees and directors to purchase stock over the amount an optionee must pay to acquire the stock at that date. As the exercise price of options granted by the Corporation to employees and directors is equal to or is greater than, the market value at the grant date, the Corporation has determined that the application of this accounting policy for stock options granted to employees and directors resulted in no compensation expense for US GAAP purposes for any of the periods presented.

The Corporation adopted the fair value based method of accounting for employee stock-based compensation under US GAAP effective January 1, 2005 using the modified prospective transition method. Under this method, the Corporation recognized employee stock-based compensation prospectively beginning January 1, 2005 as if the fair value method had been used for all employee awards granted, modified, or settled in fiscal years beginning after December 15, 1994. Results of prior years were not restated and no cumulative adjustment was required upon adoption.

During the year ended December 31, 2004 the Corporation adopted and retroactively applied the fair value based method under Canadian GAAP for employee and director stock options granted on or after January 1, 2002, without restatement. The effect of retroactively adopting the fair value based method, without restatement, under Canadian GAAP was to increase the deficit and contributed surplus by $2,874,967 as at January 1, 2004. For US GAAP purposes, no adjustment would be made as the Corporation continued to follow the intrinsic value method until January 1, 2005.

Effective January 1, 2006, the Corporation adopted the fair value measurement method for stock-based compensation under US GAAP. As a result, accounting for stock-based compensation under Canadian and US GAAP has resulted in no material differences.

(c)	Exploration stage company

Pursuant to US GAAP and the guidance of the SEC, the Corporation would be subject to the disclosure requirements applicable to a development stage enterprise as the Corporation is devoting its efforts to establishing commercially viable mineral properties. However, the identification of the Corporation as such for accounting purposes does not impact the measurement principles applied to these financial statements.

(d)	Consolidated statements of cash flows

The Corporation has included a subtotal in cash flows from operating activities. Under US GAAP, no such subtotal would be disclosed.

American Bonanza Gold Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2010, 2009 and 2008

16.	RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(e)	Elimination of accumulated deficit

During the year ended December 31, 2005, the Corporation reduced its share capital by $18,683,952 to eliminate its accumulated deficit at closing of the Arrangement.

As it was not necessary to revalue the assets of the Corporation in order to effect this reduction, all conditions necessary under US GAAP quasi-reorganization rules were not met and the recapitalization of the deficit is not recorded.

(f)	Income taxes

Under Canadian GAAP, future tax assets and liabilities recorded at substantively enacted tax rates. Under US GAAP, deferred tax assets and liabilities are recorded at enacted tax rates. There were no significant differences between enacted and substantively enacted tax rates for the information presented.

(g)	Flow-through equity financings

Under Canadian income tax legislation, a corporation is permitted to issue shares whereby the corporation agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors. The Corporation has accounted for the issue of flow-through shares by reducing shareholders’ equity and recognizing a future income tax liability for the amount of tax credit renounced to the investors, in accordance with Canadian GAAP.

For US GAAP, the amount received by the Corporation on the issuance of flow-through shares in excess of the fair value of common shares is required to be credited to liabilities and included in operations when the Corporation renounces the qualified expenditures. As at December 31, 2010, total flow-through share fair value premiums liabilities were nil – (2009 and 2008 – nil) under US GAAP.

Also, notwithstanding there is no specific contractual restrictions or requirements to segregate the funds received for the flow-through shares, funds that are unexpended at the consolidated balance sheet dates are considered to be restricted funds and are not considered to be cash or cash equivalents under the SEC staff interpretation of US GAAP. Such amounts would be required to be disclosed separately in a consolidated balance sheet prepared in accordance with US GAAP. As at December 31, 2010 unexpended flow-through funds were nil (2009 and 2008 - nil).

(h)	Unit offerings

Under Canadian GAAP, the proceeds received on issuance of units, consisting of common shares and warrants, are not required to be allocated to the individual common share and warrant components when the instruments and its components are all determined to be equity instruments. Under US GAAP, the Corporation is required to allocate the proceeds received on unit offerings to the individual common share and warrant components on a relative fair value basis when both components are determined to be equity classified. The fair value of the share purchase warrants was determined using the Black-Scholes method based on the following factors:

	2010	2007

Risk-free interest rate	1.23%	3.75%
Expected dividend yield	0%	0%
Stock price volatility	59.8%	50.5%
Expected life of options	1.0 years	1.5 years

American Bonanza Gold Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2010, 2009 and 2008

16.	RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

The weighted average fair value of warrants granted during the year ended December 31, 2010 was $0.03 (2007 - $0.02) per warrant.

Under US GAAP, share capital would be reduced and contributed surplus would be increased by $90,454 (2007 - $75,000) to reflect the relative fair values of the shares and warrants.

(i)	Marketable Securities

Under Canadian GAAP, the Corporation recognized an income tax recovery of $89,460 due to the existence of a future tax liability being created from realized gains on marketable securities in 2010. Under US GAAP, this future tax recovery would be recognized in other comprehensive income.

(j)	Recently Announced Accounting Standards

In October 2009, the Financial Accounting Standards Board (“FASB”) issued an Accounting Standards Update (“ASU No. 2009-13”) pertaining to multiple-deliverable revenue arrangements. The new guidance will affect accounting and reporting for companies that enter into multiple-deliverable revenue arrangements with their customers when those arrangements are within the scope of Accounting Standards Codification (“ASC”) 605-25 “Revenue Recognition - Multiple-Element Arrangements”. The new guidance will eliminate the residual method of allocation and require that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. The new guidance will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Because we are adopting IFRS when this guidance is applicable, this standard is not expected to affect our consolidated statements of financial position or results of operations.

17.	SUBSEQUENT EVENTS

a)

In January, 2011 the Corporation closed the public offering of Units by Wellington West Capital Markets Inc (the “Agent”) for a total of 50 million Units at a price of $0.35 per Unit for gross proceeds of $17.5 million. Each Unit consisted of one common share and one half of one warrant, with each whole warrant entitling the holder to purchase a further common share at a price of $0.45 per common share at any time until July 21, 2012. The Corporation paid the Agent a cash commission equal to 6% of the gross proceeds of the Offering, and issued to the Agent warrants to purchase 2,963,700 common shares at a price of $0.38 per common share, exercisable until July 21, 2012. The Corporation incurred cash share issuance costs of $181,726 as of December 31, 2010. Such costs have been deferred on the balance sheet at December 31, 2010 and will be netted against share issue proceeds in share capital upon closing.

b)	Subsequent to December 31, 2010, 6,895,000 stock-options were granted to employees, Officers and Directors of the Corporation exercisable at $0.39 expiring March 2, 2016.

c)

In February, 2011 the Corporation posted an approximately $1.6 million cash reclamation bond with BLM for Copperstone. The bond was posted to guarantee that Bonanza is positioned to complete all required reclamation at the end of the mine life at Copperstone based on the current mine plan of operations. The Company will perform partial reclamation work at the Copperstone site concurrent with mining operations, as described in the mine plan of operations.